Date : February 28, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Louis Rambo/Daniel Morris, Staff Attorneys

Division of Corporation finance

Re: China Inc.,

Amended Registration 6 Statement on Form S-1

Filed February 10, 2012

File No.333-169406

Dear Mr. Louis Rambo or Mr. Daniel Morris:

In response to your lettered dated February 27, 2012, concerning the Amended Registration Statement on Form S-1 filed on February 10, 2012, we provide the following response:

1. Response: We have revised the following risk factor :

"In addition, Cadmium telluride ( CdTe) and certain of its compounds are regulated as hazardous material due to the adverse health effects that may arise from human exposure. The chemical, physical, and toxicological properties of cadmium telluride have not been thoroughly investigated and reported. we cannot assure that human or environmental exposure to cadmium or cadmium compounds used in our research and development will not occur. The occurrence of future events such as these environmental issues could have a material adverse effect on our business, financial condition, or results of operations." Page 5

2. Response: We have revised the following statement:

"Any change in the material terms of this offering after the effective date of this prospectus will terminate the original offer and will entitle any investors to a refund of their investment. You will only have the right to have your funds returned if we do not raise the minimum amount of the offering or there would be a change in the material terms of the offering. We will notify our investors by FEDEX certified mail if any change in the material terms of this offering has occurred, and they have the right to refund in the even we make such a change. We will return your funds to you in the form of a Cashier check sent by FEDEX certified mail within three business days of our company having received the money without interest or deductions. " Page 12

3. Response: We have revised the following statement:

" D. Brooks & Associates has been our auditors since July 16, 2011 and Anton & China LLP had not issued report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified."

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4. Response: We are unable to furnish the letter from our former accountant for the following reason:

On February 10, 2012, we have sent a certified letter/return receipt request ( # 7011-1570-0001-5123-9669) to our former auditor, Anton & Chia LLP, to furnish us an Exhibit 16.1 letter. They have acknowledged the receipt our certified letter on February 13, 2012. They have chosen to ignore our request for a Exhibit 16.1 letter.

5. Response: We have removed the following statement:

" We have incorporate by reference the material contract with Himin clear energy Holdings Ltd., as Exhibit 10.4. Page 21"

We have added the material terms of the agreement with Himin Holdings Co.Ltd., as follow:

(i) The Price: The prices for the goods negotiate under the contract are fixed in US dollars, F.O.B and are specified in Commercial Invoices. Unit-Price: $1.80/Watt. There are no minimum purchase requirements. Packing loading, export customers charges are included into the price of the goods. (ii) Delivery Terms: Delivery of goods is carried out by separate batches according to the commercial Invoices. Seller will confirm the date of shipment to the Buyer by Fax or email. There are no minimum purchase requirement for each Commercial invoice. (iii) Payment Terms- payment of the goods is in US dollars, through bank transaction in amounts reflected on the commercial Invoice. (iv) Packing, Quality of the Goods- the goods should be shipped in the standard packing providing safety of the goods. Storage of the goods is at buyer's own facility. (v) Documents Required: original packing list and Commercial invoice. Page 21.

6. Response: We have removed the following statements:

"The local cement factory was considered one of the largest employers in Shanxi Province, China" Page 22

"Ms. Tian's new classification system of cement is widely adopted as industrial standard in China." Page 22.

7. Response: We have revised the signature block on page 32.

Notwithstanding any comments, we would like to request for acceleration of the effective date of the pending registration statement as soon as practicable. Thanks.

Please send all written communication to : ngltian@yahoo.com

China Inc.,

/s/ Tian Jia

CEO/CFO